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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES (IN THOUSANDS)

		Years Ended December 31,
	Nine Months Ended September 30, 2003
		2002	2001	2000	1999	1998
Earnings:
Income (loss) before provision for income taxes, equity in loss of unconsolidated affiliate and cumulative effect of change in accounting principle	$(252,796)	$73,397	$57,447	$(39,049)	$(60,942)	$(42,798)
Less: Capitalized interest	(86)	(320)	—	—	—	—

Total Earnings:	$(252,882)	$73,077	$57,447	$(39,049)	$(60,942)	$(42,798)
Fixed Charges:
Interest expense	$16,721	$13,853	$13,980	$4,365	$6,518	$7,183
Capitalized interest	86	320	—	—	—	—
Estimated interest component of rent expense	4,306	5,360	4,800	3,440	3,160	2,720

Total Fixed Charges	$21,113	$19,533	$18,780	$7,805	$9,678	$9,903
Ratio of earnings to fixed charges	N/A	4.7	4.1	N/A	N/A	N/A

(1)
The ratio of earnings to fixed charges is computed by dividing income (loss) before provision for income taxes, equity in loss of unconsolidated affiliate and cumulative effect of change in accounting principle plus fixed charges, less capitalized interest, by fixed charges. Fixed charges consist of interest expense, capitalized interest and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges by $21.1 million, $7.8 million, $9.7 million, and $9.9 million for the nine months ended September 30, 2003 and the years ended December 31, 2000, 1999 and 1998, respectively.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (IN THOUSANDS)